

August 16, 2011

Via U.S. Mail
Mr. G.J. de Klerk
Chief Executive Officer
Rampart Studios, Inc.
P.O. Box 91983
West Vancouver, Canada
V7V4S4

>   **Re: Rampart Studios, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed February 18, 2011**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2011**
>   **Filed July 19, 2011**
>   **File No. 000-53441**

Dear Mr.de Klerk:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1. We note that your filing does not contain page numbers throughout your document. Please revise to paginate this and future Exchange Act reports.

2. We note that on March 2, 2009, Rampart Capital Corp became your sole stockholder and that you changed your name to Rampart Studios Inc. Please explain to us the purpose of this capital transaction and tell us whether Rampart Capital Corp. plans to merge with Rampart Studios Inc f/k/a Edgeworth Investments, Inc.

Cover Page

3. We note that you changed your name from Edgeworth Investments, Inc. to Rampart
    Studios, Inc. on May 15, 2008, but your financial statements and disclosures in your
    periodic reports do not appear to reflect your current name. Please revise to disclose your
    current name in your future and amended Exchange Act filings or advise.

Item 9A. Controls and Procedures

4. We note your disclosure that you have not provided a report of management's assessment
    regarding internal control over financial reporting due to a transition period established
    by rules for newly public companies. Please note that all non-accelerated filers are
    required to provide management's report on internal control over financial reporting in
    annual reports for their first fiscal year ended on or after December 15, 2007. We also
    note that you had filed an annual report with the Commission for the prior fiscal year
    ending December 31, 2009. As such, it appears that you are required to report on
    management's assessment of internal control over financial reporting as of December 31,
    2010 in accordance with Item 308(a) of Regulation S-K. Please refer to SEC Releases
    No. 33-8760 (Dec. 15, 2006) and No. 33-9142 (Sep. 15, 2010), and amend your Form 10-
    K to comply.

5. In addition, please consider whether management's failure to perform or complete its
    report on internal control over financial reporting affects its conclusion regarding the
    effectiveness of your disclosure controls and procedures as of the end of the period
    covered by the report and revise your disclosure under the heading "Evaluation of
    Disclosure Controls and Procedures" accordingly. Refer to Item 307 of Regulation S-K.

Financial Statements

6. We note you have only provided financial statements as of and for the year ended
    December 31, 2010 and for the cumulative period from June 24, 2008 (inception) to
    December 31, 2010. As a smaller reporting company, you are also required to present
    financial statements as of and for the year ended December 31, 2009 in accordance with
    Rule 8-02 of Regulation S-X. Please revise to provide these audited (if applicable)
    financial statements in an amended Form 10-K.

Item 15(b). The following documents are filed as part of the report

7. You disclosed that you are an inactive entity as defined in Rule 3-11 of Regulation S-X.
    We note that you "offered and sold 31,340,000 shares of Common Stock" on July 24,
    2008. We note that you filed a Form 8-K on March 10, 2009 to report that on March 2,
    2009, Rampart Capital Corp. purchased 31,340,000 shares of your outstanding common
    stock from the sole shareholder, officer and director of Edgeworth Investments, Inc.
    resulting in a change in control of the registrant. Based on this transaction, please tell us

how you met the criteria of paragraphs (b) and (d) of Rule 3-11 of Regulation S-X in 2008 and 2009 or revise to provide audited financial statements for all periods.

Exhibits 31.1, 31.2, 32.1 and 32.2

8. We note that you have included your Sections 302 and 906 certifications at the end of your periodic reports, instead of as exhibits. Please revise to include your certifications as exhibits to your periodic reports. In addition, please revise paragraph 1 of both certifications to disclose your current name or advise. Refer to Item 601(b)(31)(i) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Cover page

9. It appears you are using an outdated form for your quarterly reports in that your cover page does not indicate by check mark whether you have submitted electronically and posted on your corporate Web site, Interactive Data File as required pursuant to Rule 405 of Regulation S-T. Please update your Form 10-Q to provide the most recent cover page information. Please see the latest edition of Form 10-Q on our website via the following link: http://www.sec.gov/about/forms/form10-q.pdf.

Financial Statements

10. Please amend your Form 10-Q to include a balance sheet as of the end of the preceding fiscal year, in addition to the balance sheet as of the end of your most recent fiscal quarter, and statements of operations and cash flows for the year-to-date period ended June 30, 2011. Refer to Rule 8-03 of Regulation S-X.

Other Data

11. Please tell us how you determined you are not required to submit electronically and post to your corporate Web site, Interactive Data File pursuant to Rule 405 of Regulation S-T. Refer to Item 601(b)(101)of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or me at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services